SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                       to
Commission file number 1-8344
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Meridian Bioscience, Inc.
Savings and Investment Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Meridian Bioscience, Inc.
3471 River Hills Drive
Cincinnati, OH 45241

Meridian Bioscience, Inc. Savings and Investment Plan
Financial Statements
As of December 31, 2006 and 2005 and for the year ended December 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Participants and Administrator
Meridian Bioscience, Inc. Savings and Investment Plan
We have audited the accompanying statements of net assets available for plan benefits of Meridian Bioscience, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at the end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton LLP
Cincinnati, Ohio
June 14, 2007

Meridian Bioscience, Inc. Savings and Investment Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31,

	2006	2005
ASSETS

Cash and cash equivalents	$252	$—
Investments, at fair value:
Common stock	35,886	32,797
Registered investment companies	19,515,315	15,132,004
Common/collective trusts	1,154,765	894,936
Participant loans	345,080	284,464

Total investments	21,051,046	16,344,201

Receivables:
Participant contributions	32,372	31,750
Employer contributions	518,102	460,592
Other	—	20

Total receivables	550,474	492,362

Employee contribution refunds payable	(12,474)	(33,372)

Net assets available for plan benefits, at fair value	21,589,298	16,803,191

Adjustment from fair value to contract value for interest in common/collective trusts relating to fully-benefit responsive investment contracts	21,932	15,995

Net assets available for plan benefits	$21,611,230	$16,819,186

The accompanying notes are an integral part of these statements.

Meridian Bioscience, Inc. Savings and Investment Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the year ended December 31, 2006

Additions to net assets attributed to:
Participant contributions	$1,620,843
Employer contributions	1,081,977
Rollover contributions	47,229
Dividend and interest income	1,537,437
Net appreciation in fair value of investments	882,906

Total additions	5,170,392

Deductions to net assets attributed to:
Benefit payments	1,181,235
Deemed distributions of participant loans	10,503
Administrative expenses	4,245

Total deductions	1,195,983

Transfers from OCI Savings and Investment Plan	817,635

Net increase	4,792,044

Net assets available for plan benefits:
Beginning of year	16,819,186

End of year	$21,611,230

The accompanying notes are an integral part of these statements.

Meridian Bioscience, Inc. Savings and Investment Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE A — DESCRIPTION OF PLAN
The following description of the Meridian Bioscience, Inc. Savings and Investment Plan, (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
     1. General
The Plan is a defined contribution plan covering all employees of Meridian Bioscience, Inc. and its domestic subsidiaries (the “Company”) who have met certain service requirements as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
     2. Participation
Employees become eligible for participation in the Plan on their hire date.
     3. Trustee
Merrill Lynch Trust Company, FSB (“Trustee”) is designated as the trustee of the Plan and invests and holds all contributions made to the Plan.
     4. Contributions
Eligible employees may contribute, on a pre-tax basis, an elective contribution of up to 100% of their annual earnings through salary deductions (“Deferred Contribution”), subject to the annual contribution limit of $15,000, as defined by the Internal Revenue Code. Participants over the age of 50 may contribute up to an additional $5,000. Participants may also contribute amounts representing distributions from other qualified plans. The Company makes matching contributions equal to 100% of the first 3% of each participant’s Deferred Contribution for employees who have met the eligibility requirements for such matching contributions. In addition, the Company makes, at its discretion, an employer profit sharing contribution. The Company elected to make profit sharing contributions of $504,690 and $447,742 for the 2006 and 2005 plan years, respectively.
     5. Participant Accounts
Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions and the plan earnings thereon. Allocations of the Company’s profit sharing contributions are based on participants’ earnings and Plan earnings are allocated based on account balances, as defined.

Meridian Bioscience, Inc. Savings and Investment Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE A — DESCRIPTION OF PLAN (continued)
     6. Vesting
Participants are immediately vested in their voluntary contributions and actual earnings thereon. Vesting in the Company’s contributions plus actual earnings thereon is based on years of continuous service as follows:

Years of Service	Vesting Percentage

Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%
     7. Participant Loans
Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years, or longer for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates on new loans ranged from 5.25% to 9.25% during the 2006 Plan year. Principal and interest are paid ratably through monthly payroll deductions.
     8. Payment of Benefits
Upon termination of employment due to death, disability or retirement, a participant may elect to receive (a) an annuity; (b) installments payable in cash or in kind (rollover to another eligible fund), or part cash and part in kind over a period not to exceed participant’s life expectancy; or (c) a single lump sum payment in cash or in kind, or part in cash and part in kind. For termination of employment due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Terminated participants with vested account balances greater than $5,000 may elect to leave their accounts in the Plan for an indefinite period of time.
     9. Expenses of the Plan
The Company pays certain expenses of the Plan and provides certain administrative services at no cost to the Plan. If not paid by the Company, administrative expenses become a liability of the Plan.
     10. Forfeitures
In the event that a participant terminates employment prior to 100% vesting, the portion of employer contributions which is not vested is forfeited at that time. The forfeited amounts are used to reduce future employer contributions. At December 31, 2006 and 2005 there were $3,724 and $35,250, respectively, of forfeited nonvested accounts. During 2006, $69,312 was reallocated from forfeited nonvested accounts.

Meridian Bioscience, Inc. Savings and Investment Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE A — DESCRIPTION OF PLAN (continued)
11. Investment Options
The Plan allows participants to elect how their contributions and the Company’s contributions will be directed among investment fund options based upon the individual investment objectives of the participants.
The common stock held by the plan is an investment directly in the Company’s common stock.
12. Plan Consolidation
Meridian Bioscience, Inc. completed the acquisition of OEM Concepts, Inc. on January 31, 2005. On January 1, 2006, OEM Concepts, Inc.’s Savings and Investment Plan became part of the Plan. Assets of $817,635 were transferred into the Plan during the plan year related to this consolidation.
NOTE B — SIGNIFICANT ACCOUNTING POLICIES
1. Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
2. Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Meridian Bioscience, Inc. Savings and Investment Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE B — SIGNIFICANT ACCOUNTING POLICIES (continued)
3. Investment Valuation and Income Reporting
The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value. The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. Meridian Bioscience, Inc. common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the Plan year.
Purchases and sales of investments are recorded on the trade date. Gains and losses on the sale of investments are calculated using the specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation or depreciation in the fair value of its investments, which consists of realized gains and losses and unrealized gains and losses on those investments.
4. Payment of Benefits
Benefits are recorded when paid.
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for Plan benefits.

Meridian Bioscience, Inc. Savings and Investment Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE B — SIGNIFICANT ACCOUNTING POLICIES (continued)
6. Fully-Benefit Responsive Investment Contracts held in Common/Collective Trusts
During 2006, the Company adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-1-1, Reporting of Fully-Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). As described in the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the ML Retirement Preservation Trust. The Statement of Net Assets Available for Plan Benefits, as of December 31, 2006, presents the fair value of the investment in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to investment contracts. The FSP requires retroactive application; therefore, the difference between fair value and contract value related to the common/collective trust is also presented on the 2005 Statement of Net Assets Available for Plan Benefits in the accompanying financial statements. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
NOTE C — INVESTMENTS
     The following investments represent 5% or more of the Plan’s net assets:

	2006	2005
American Funds Washington Mutual Investors Fund	$4,091,657	$3,278,966
Blackrock Value Opportunities Fund	2,983,507	2,881,675
Blackrock Basic Value Fund	2,767,712	1,950,010
American Funds Euro Pacific Growth Fund	2,325,527	1,741,381
American Funds Bond Fund of America	1,414,285	1,214,395
Blackrock Small/Mid Cap Growth Fund	1,225,988	1,035,142
Blackrock Fundamental Growth Fund	1,183,689	1,027,382
ML Retirement Preservation Trust**	1,176,697	910,931
During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $882,906.

**	The fair values of the fund were $1,154,765 and $894,936 at December 31, 2006 and 2005, respectively.

Meridian Bioscience, Inc. Savings and Investment Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE D — TAX STATUS
The Plan received a determination letter from the Internal Revenue Service dated April 30, 2002 stating that the Plan is qualified under the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan was subsequently amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
NOTE E — PRIORITIES UPON TERMINATION OF THE PLAN
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.
NOTE F — PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments held during the years ended December 31, 2006 and 2005 include shares of the Company’s common stock and shares of mutual funds managed by the Trustee and therefore, these transactions qualify as party-in-interest transactions. No fees were paid by the Plan in 2006 for investment management services.
NOTE G — RECONCILIATION TO FORM 5500
As of December 31, 2006, the Plan had $6,030 of pending distributions to participants who had withdrawn from the Plan. This amount is recorded as a liability in the Plan’s Form 5500; however, this amount is not recorded as a liability in the accompanying statements of net assets available for plan benefits in accordance with accounting principles generally accepted in the United States of America. Also, the Plan invests in a common/collective trust that is included in net assets available for plan benefits at contract value, but is stated at fair value in the Plan’s Form 5500.
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2006:

Net assets available for plan benefits per the financial statements	$21,611,230
Less: Accrued benefit payments	(6,030)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(21,932)

Net assets available for plan benefits per the Form 5500	$21,583,268

Meridian Bioscience, Inc. Savings and Investment Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE G — RECONCILIATION TO FORM 5500 (continued)
The following is a reconciliation of total additions per the statement of changes in net assets available for plan benefits to total income on the Form 5500 for the year ended December 31, 2006:

Total additions per the financial statements	$5,170,392
Less: Adjustment from contract value to fair value for fully-benefit responsive investment contracts	(21,932)

Total income per the Form 5500	$5,148,460

The following is a reconciliation of benefits paid per the statement of changes in net assets available for plan benefits to benefit payments on the Form 5500 for the year ended December 31, 2006:

Total benefits paid per the financial statements	$1,181,235
Add: Accrued benefit payments	6,030

Total benefit payments per the Form 5500	$1,187,265

SUPPLEMENTAL INFORMATION

Meridian Bioscience, Inc. Savings and Investment Plan
EIN 31-0888197 Plan No 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

		(b)
		Desciption of
		investment
		including maturity
		date, rate of
		interest,
	(a)	collateral, par or		(c)		(d)
	Identity of issuer, borrower, lessor, or similar party	maturity value		Cost		Current value

	Registered Mutual Funds

	American Funds Balanced Fund	17,459	shares	*	*	$331,018
	American Funds Bond Fund of America	106,178	shares	*	*	1,414,285
	American Funds Euro Pacific Growth Fund	50,665	shares	*	*	2,325,527
	American Funds Growth Fund of America	31,732	shares	*	*	1,029,717
	American Funds Washington Mutual Investors Fund	117,915	shares	*	*	4,091,657
	Delaware Emerging Markets Fund	16,794	shares	*	*	274,409
	Evergreen Small Cap Fund	14,458	shares	*	*	343,962
*	Blackrock Fundamental Growth Fund	60,889	shares	*	*	1,183,689
*	Blackrock Small/Mid Cap Growth Fund	82,558	shares	*	*	1,225,988
*	Blackrock Basic Value Fund	83,290	shares	*	*	2,767,712
*	Blackrock Global Allocation Fund	24,839	shares	*	*	451,083
*	Blackrock Value Opportunities Fund	123,082	shares	*	*	2,983,507
	PIMCO Total Return	60,505	shares	*	*	628,036
	Templeton Foreign Fund	34,070	shares	*	*	464,725

	Total registered mutual funds					19,515,315

	Common/Collective Trusts
*	ML Ret Preservation Trust	1,176,697	shares	*	*	1,154,765

	Total common/collective trusts					1,154,765

*	Common Stock — Meridian Bioscience, Inc.	1,463	shares	*	*	35,886

*	Participant Loans	Interest rates ranging from 5.00% to 10.50%, maturing through 2014				345,080

	Total assets held for investment purposes					$21,051,046

*	Indicates party-in-interest.

**	Cost of asset is not required to be disclosed as investment is participant-directed.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Meridian Bioscience, Inc. Savings and Investment Plan
Date: June 28, 2007	By:	/s/ Melissa Lueke
Melissa Lueke
Vice President Finance, Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Grant Thornton LLP